Daniel A. Peterson
Attorney

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
314.345.6246
fax: 314.480.1505
dan.peterson@huschblackwell.com

July 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549 Attention: Mrs. Patricia Williams
Re:	Tributary Funds, Inc. (the “Registrant”);

File Numbers 333-85982 and 811-08846

Dear Mrs. Williams:

On June 1, 2010, the Registrant filed under Rule 485(a) with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 34 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 35 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment contained the prospectus and statement of additional information for the Tributary Short-Intermediate Bond Fund, the Tributary Income Fund, the Tributary Balanced Fund, the Tributary Core Equity Fund, the Tributary Large Cap Growth Fund, the Tributary Growth Opportunities Fund, the Tributary Small Company Fund, and the Tributary International Equity Fund, each a series portfolio of the Registrant (each a “Fund” and collectively, the “Funds”).  The Amendment was filed for the purpose of conforming the Registrant’s Registration Statement to the new requirements of Form N-1A, including those requirements relating to the summary prospectus, and to offer a new class of shares for each of the Funds – the Institutional Plus Class.

The Commission staff recently contacted our office to provide comments relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the Commission staff’s comments in this letter and provided the Registrant’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Registrant is filing another post-effective amendment to its registration statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of updating the Registrant’s financial information, incorporating modifications to the Funds’ prospectus and statement of additional information in response to the

  SLC-6042267-2

U.S. Securities and Exchange
Commission
Attn: Mrs. Patricia Williams
July 29, 2010

Commission staff’s comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

1.	Comment:	Please submit a COUPDAT to effectuate the name change of the Registrant to Tributary Funds, Inc. within the EDGAR filing system.

Response:	Contemporaneously, with this letter, the Registrant will submit a COUPDAT filing.

2.	Comment:	Please remove the disclosures between the Cover Page and the Table of Contents.

Response:	We have deleted this disclosure.

3.	Comment:	Please delete footnote 1 from the “Fees and Expenses of the Fund” table for each Fund.

Response:	We have deleted this footnote for each Fund.

4.	Comment:
Please synthesize footnote 2 to the “Fees and Expenses of the Fund” table for each Fund.  The Registrant may disclose that the total annual fund operating expenses in the table do not correlate to the ratio of expenses to average net assets given in the “Financial Highlights” disclosure.

Response:
We have revised this footnote as follows:  “Because the Fund invests in other funds, it is a shareholder of those underlying funds and indirectly bears its proportionate share of the operating expenses.  All of the expenses of the Fund and acquired (underlying) funds use their expense ratios for their most recent fiscal year. These estimates may vary considerably.”

5.	Comment:
Please revise the “Principal Investment Strategies” section for the Tributary Short-Intermediate Bond Fund to reflect that the Fund invests at least 80% of its assets in bonds.  Your description of bonds may include other fixed income securities.

Response:
The “Principal Investment Strategies” section for the Tributary Short-Intermediate Bond Fund has been revised as follows:  “Under normal market conditions, the Fund intends to invest primarily all, but must invest at least 80%, of its assets in bonds, which include other fixed income securities.”

  SLC-6042267-2

U.S. Securities and Exchange
Commission
Attn: Mrs. Patricia Williams
July 29, 2010

6.	Comment:
The disclosure under the “Principal Investment Strategies” section for the Tributary Short-Intermediate Bond Fund provides that the Fund seeks to maintain a dollar-weighted average portfolio maturity of one to five years is inconsistent with later disclosure in the Prospectus.

Response:	We do not believe the Registration Statement contains inconsistent disclosure regarding the weighted average portfolio maturity for the Tributary Short-Intermediate Bond Fund.

7.	Comment:
The “Principal Investment Strategies” section for the Tributary Short-Intermediate Bond Fund states that the Fund “may invest up 15% of its assets in derivative instruments, such as interest rate swaps, interest rate floors and caps, and credit default swaps, and up to 40% of its assets in treasury futures to neutralize the impact of interest rate changes, increase total return, to protect gains, or to hedge against potential losses in the portfolio.” (1) Please be specific as to the types of derivative instruments in which the Fund will invest. (2) Please describe how the Fund will utilize treasury futures to neutralize the impact of interest rate changes.

Response:        This disclosure has been removed.  We have been advised that investing in derivatives is not a principal investment strategy for the Tributary Short-Intermediate Bond Fund.

8.	Comment:	Under “Derivatives Risk” for the Tributary Short-Intermediate Bond Fund specify the derivatives to be used by the Funds and the risk associated with such specific derivatives.

Response:	The “Derivatives Risk” section has been removed as investment in derivatives is not a principal investment strategy for the Tributary Short-Intermediate Bond Fund.

9.	Comment:	Please delete the reference to the names of the indices disclosed under the “Performance History” for each Fund, except within the “Average Annual Total Returns” table.

Response:	We have revised the “Performance History” for each Fund accordingly.

10.	Comment:	Please disclose the year-to-date returns for each Fund under the “Performance History” section for each Fund.

Response:	The “Performance History” section for each Fund contains the Fund’s total return for the six-month period ended June 30, 2010.

  SLC-6042267-2

U.S. Securities and Exchange
Commission
Attn: Mrs. Patricia Williams
July 29, 2010

11.	Comment:	Please delete the last sentence under “Performance History” for each Fund.

Response:	We have deleted this sentence for each Fund.

12.	Comment:	Please delete the last paragraph under “Purchase and Sale of Fund Shares” for each Fund.

Response:	We have deleted this paragraph for each Fund.

13.	Comment:	As an income fund, the investment objective for the Tributary Income Fund should be the generation of current income.

Response:
We understand this comment.  However, revision to the Fund’s investment objective requires shareholder approval.  The Registrant has determined to revise the Fund’s description of its investment objective in the interim as follows:  “The Tributary Income Fund seeks the generation of current income in a manner consistent with preserving capital and maximizing total return.”  The Registrant will undertake to seek shareholder approval to modify the Fund’s investment objective as “the generation of current income” at the Fund’s next available shareholder meeting.

14.	Comment:	Under the “Principal Investment Strategies” section for the Tributary Balanced Fund, please disclose the portfolio maturity strategy for the Fund.

Response:
We have added the following disclosure to the “Principal Investment Strategies” section for the Tributary Balanced Fund:  “The Fund seeks to maintain a dollar-weighted average portfolio maturity of five to ten years.”

15.	Comment:	Under the “Performance History” section for the Tributary Balanced Fund, please reference the non-benchmark indices as “additional relevant indices” and briefly explain their relevance.

Response:	We have revised the “Performance History” for the Tributary Balanced Fund accordingly.

16.	Comment:
The Registrant discloses over-the-counter (“OTC”) market risk as a principal risk of investing in the Tributary Growth Opportunities Fund.  However, the Fund does not disclose that the Fund will invest in the OTC market as a principal investment strategy.  If the Fund invests in the OTC market as a principal investment strategy, please disclose this as the case in the “Principal Investment Strategies” section.  Otherwise, please delete this risk from the “Principal Risks” section.

  SLC-6042267-2

U.S. Securities and Exchange
Commission
Attn: Mrs. Patricia Williams
July 29, 2010

Response:	This disclosure has been removed. We have been advised that investing in the OTC is not a principal investment strategy for the Tributary Growth Opportunities Fund.

17.	Comment:	Please provide the rationale by the Tributary Small Company Fund for including stocks up to $4 billion in its definition of “small” capitalization.

Response:	The Fund considers the average market capitalization of the largest securities in the Russell 2000 index in determining its definition of “small” capitalization, which is often near $4 billion.

18.	Comment:
The Registrant discloses emerging market risk and OTC market risk as principal risks of investing in the Tributary International Equity Fund.  However, the Fund does not disclose that investing in emerging markets or the OTC market are principal investment strategies of the Fund.  If the Fund invests in emerging markets or the OTC market as principal investment strategies, please disclose this as the case in the “Principal Investment Strategies” section.  Otherwise, please delete these risks from the “Principal Risks” section.

Response:
We have revised the “Principal Investment Strategies” for the Tributary International Equity Fund to disclose that the Fund invests in emerging markets.  Additionally, we have removed the OTC market risk from the “Principal Risks” section.

19.	Comment:
Under “Portfolio Managers” in the statutory prospectus, the Registrant identifies Steve Frantz as a portfolio manager of the Funds.  However, Mr. Frantz is not noted at as a portfolio manager in the summary prospectus for any of the Funds. Please address this inconsistency.

Response:	Mr. Frantz has been removed as a portfolio manager from the statutory prospectus.

20.	Comment:	Under “Portfolio Managers” in the statutory prospectus, please disclose the specific experience of Messrs. Greer, Horner and Lauber during the previous five years.

Response:	The biographical descriptions for Messrs. Greer, Horner and Lauber have been enhanced accordingly.

  SLC-6042267-2

U.S. Securities and Exchange
Commission
Attn: Mrs. Patricia Williams
July 29, 2010

Statement of Additional Information

21.	Comment:	In the “Directors and Officers” table, please rename the last column “Other Directorships Held by Director During Past 5 Years.”

Response:	This column heading has been revised accordingly.

22.	Comment:	Under “Board Structure” please disclose how the Board manages risk.

Response:        The “Board Structure” section discloses how the Board manages risk.

23.	Comment:	Under “Portfolio Holdings” please specify the specific parties receiving portfolio holdings information from the Funds.

Response:	We have revised the “Portfolio Holdings” section accordingly.

*                      *                       *

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•
Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (314) 345-6246 regarding the responses contained in this letter.

Sincerely,

/s/ Daniel A. Peterson

Daniel A. Peterson

cc:	Ms. Brittany Fahrenkrog
Tributary Capital Management, LLC
1620 Dodge Street
Omaha, Nebraska 68197

Ms. Toni Bugni
Jackson Fund Services
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606